CIBT EDUCATION GROUP INC.

International Head Office:

Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

CIBT Signs LOI with Tulane University of New Orleans

May 5th, 2008 Marketwire: CIBT Education Group Inc. (TSX.V: MBA; AMEX: MBA) is pleased to report that it has signed a Letter of Intent (“LOI”)  with Tulane University’s School of Continuing Studies in New Orleans, Louisiana.  The LOI sets forth a proposed cooperative agreement whereby Tulane University’s Gaming Management programs will be introduced into CIBT’s schools in China and in the future, into all Pan-Asia campuses.

“The casino gaming and resort business are growing exponentially in China, particularly in the city of Macau, and in countries like Vietnam and South Korea” commented Toby Chu, Vice Chairman and CEO of CIBT Education Group Inc.  “CIBT is excited to establish academic partnerships with leading educational institutions such as Tulane University to educate Asia’s next generation of industry professionals who plan to enter these sectors.”

“We are extremely excited about working with CIBT to offer our program in Casino Resort Studies to students in China,” commented Richard Marksbury, Dean of the School of Continuing Studies at Tulane University.  “Our program prepares students for management roles in a range of professional careers within the rapidly growing casino resort industry.  Our program utilizes a cross-disciplinary approach and when combined with the CIBT educational components, students in China will have a definite edge when seeking employment within the diversified gaming industry.”

About Tulane University:

Founded in 1834, Tulane is one of the most highly regarded and selective independent research universities in the United States.  A member of the prestigious Association of American Universities, Tulane takes pride in being a part of a select group of 62 universities with “pre-eminent programs of graduate and professional education and scholarly research.”  Tulane’s schools and colleges offer  undergraduate, graduate and professional degrees in the liberal arts, science and engineering, architecture, business, law, social work, medicine and public health and tropical medicine.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 45 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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